SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EARNINGS RELEASE

4th QTR 2016

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM
Evolving is doing things differently

TIM. Brazil's largest 4G network, available in over 1.200 cities and the only 4G carrier in Fernando de Noronha.

FOURTH QUARTER AND FULL YEAR OF 2016 RESULTS

HIGHLIGHTS

ARPU growth as customer base profile continues to improve

•

~640k new postpaid subs added during 4Q16, third consecutive quarter of positive net adds

•

23.5% of postpaid penetration over user base in December, the highest level in nine years

•

ARPU grew 9.1% YoY in 4Q16, fourth consecutive quarter of growth

•

Annual ARPU up 7.9%, first year of positive growth in 10 years

Brazil’s largest 4G coverage

•

Widening the gap in 4G coverage: 1,255 cities, more than 2x second player

•

Covering the country with LTE, reaching 74% of urban population

Data accelerating in 2016 and supporting the ongoing turnaround

•

Smartphone penetration over customer base reached >72% (Nov/16)

•

4G users reached 16.9 million lines, 2.4x vs. Dec/15

•

Annual VAS ARPU with strong growth at +27.7% YoY,

•

Innovative Revenues up 20.5% YoY in 2016, driving Data Services to represent 45% of mobile service net revenues (+7pp vs. FY15)

Further improving on service revenues and EBITDA trends

•

Mobile Service Net Revenues getting closer to positive in 4Q16: -1.5% YoY and +3.9% QoQ

•

Fixed Net Revenues at solid double digit: +15.8% YoY (vs. 4Q15) and +13.8% YoY (vs. FY15)

•

Business Generated Net Revenues back in positive growth +0.9% YoY, in 4Q16

•

Normalized¹ EBITDA was up 5.8% YoY in 4Q16, with a robust contribution from cost efficiencies, fueled by a opex¹ reduction 6.0% YoY

•

Normalized¹ EBITDA Margin, in 2016, expanded to 33.5% up 197 bps, growing for the 3rd consecutive year

Conference Call in English:

Conference Call in Portuguese:

February 3rd , 2017, at:

February 3rd , 2017, at:

04:30 PM Brasília time

03:00 PM Brasília time

01:30 PM US EDT

12:00 PM US EDT

Tel.: +1 888 700-0802 (US)

Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil)             +55 11 3193-1001 or +55 11 2820-4001 (Brazil)     Code: TIM

       +1 786 924-6977 (other countries)

Code: TIM

FINANCIAL PERFORMANCE

OPERATING REVENUES

Net Revenues totaled R$15,617 million in 2016 or -8.9% YoY, confirming the recovery trend from -12.1% in 2015. Fast reduction of voice services, tough macroeconomic conditions and still the impact of mobile-termination rate cuts are the main causes for the negative performance in revenues. However, during 2016, the recovery path was clear with -15.3% in 1Q16 to a -1.7% YoY in 4Q16, as a consequence of lower pressure from traditional services and handset revenues, while VAS revenues maintained its solid growth. With this, fourth quarter Net Revenues closed at R$4,044 million and maintained a positive sequential performance up 3.7% QoQ.

Net Revenues breakdown and other highlights are presented as follows:

Service Revenues are improving sequentially, growing 4.1% versus 3Q16, while reducing yearly losses to -0.7% (vs. -8.3% in 1Q16). Same trend is observed in Mobile Service Revenues (MSR), +3.9% (QoQ) and -1.5% (YoY), consolidating a recovery path during the year. As for full year, Service Revenues totaled R$14,720 million down 4.3% YoY, but also showing an improvement as the decline pace decelerated from -5.7% YoY in 2015.

Usage and Monthly Fee Revenues ended 4Q16 down 7.2% YoY reaching R$1,301 million and closing 2016 at R$ 4,891 million (-12.6%). During the year and in 4Q16 this line was impacted by the migration from voice towards data usage. Despite a sequential improvement (+8.1% QoQ), this revenue stream will continuously change its dynamic as TIM introduces more bundled offers (voice+data).  Minutes of Use (MOU) came at 113 minutes for 4Q16 and 117 minutes for FY16, representing small reductions when compared to 119 minutes in 2015.

Value Added Services (VAS) Revenues rose 13.9% YoY in 4Q16, maintaining the solid pace and representing 45.5% of MSR. Innovative Revenues (connectivity services + content & other VAS) rose 17.7% YoY in 4Q16 and continues to be the main driver for Revenues improvement. For full year performance, VAS Revenues ended 2016 growing 13% YoY, while Innovative Revenues were up 20.5% YoY. With that result, VAS revenues reached 44.7% participation over MSR in 2016. The company expects this revenue line to reaccelerate in coming quarters as bundled offers (voice+data) increase their penetration over the customer base.

With customers having larger data allowances, BOU (bytes of use) rose near 40% in 4Q16 when compared to 4Q15 due to the company’s effort to switch customers to 4G technology and increase smartphone penetration to drive innovative revenues growth.

Long Distance services continue to be the most impacted line of traditional revenues, due to the exposure in voice to data migration.  In 4Q16, this line was down 23.7% YoY, and LD services commoditization process is speeding up and has impacted the performance in 2016. LD Revenues ended 2016 down 22% YoY.

Interconnection Revenues dropped 24.6% YoY in 4Q16. Despite having incoming traffic growing for the fourth consecutive quarter, Mobile Termination Rate (MTR) tariff (VU-M) reduction still drives the mechanics of this line together with SMS usage decline. In 2016, interconnection Revenues have declined by approximately R$460 million or -30% YoY, still representing an impact for mobile service revenues in the period.

Thus, MTR incidence on Net Service Revenues renewed its lowest level at 5.8% in 4Q16, as a consequence of MTR cut. Excluding the MTR cut effects, Mobile Service Revenues would have grown 2.0% to R$ 3,769 million instead of a 1.5% decrease. The full year performance is explained by the same mechanics, with exposure at 6.2%, and MSR growth excluding MTR at -1.7% instead of -5.1%.

Other Mobile Revenues were up 52.6% YoY in 4Q16, reaching 31.6% YoY growth in 2016. This was an ongoing trend during the year and is mainly driven by an increase in network sharing revenues.

ARPU (Monthly Average Revenue Per User) closed 4Q16 at R$19.2, again, a sound   growth of 9.1% YoY, reaching its highest value since 4Q13. After four quarters of positive growth, the full year average closed at R$18.0 (+7.9% YoY). The new portfolio continues to bring higher value customers in all segments (prepaid, controle and postpaid). Confirming data as a driver for revenues improvement, ARPU from Value Added Services, once more, posted a solid growth of 25.1% YoY in 4Q16 and +27.7% in 2016.

Fixed Services Net Revenues rose 15.8% YoY, a strong fourth quarter to end 2016 growing 13.8% YoY. The year result confirms the resilience of TIM’s fixed operations. Even with a tough macro environment TIM Corporate Solutions fixed services remained on track together with TIM Live that had another solid quarter and year speeding the growth in revenues when compared to 2015.

Product Net Revenues were down 18% (YoY) in the fourth quarter and 49% (YoY) in the year, reflecting the handset volume reduction. Despite all macroeconomic headwinds and FX volatility, smartphone penetration kept increasing and reached 72.3% of total base in Nov/16 (vs. 67.6% in Dec/15). The foreseen recovery of the Brazilian economy might create a positive effect for the handset business in 2017.

OPERATING COSTS AND EXPENSES

The uninterrupted efforts under the scope of TIM’s Efficiency Plan delivered expressive results in 2016, driving Total Normalized Opex down by 11.5% YoY despite pressures from higher focus on postpaid and increasing off-net traffic. Excluding Cost of Goods Sold, Normalized Opex reached R$9,411 million in 2016, a relevant decrease of 4.8% YoY.

Operating expenses analysis for 4Q16 and FY 2016 are presented below:

Over the course of 2016, Personnel Expenses line was mostly driven by the Organization Rightsizing pillar under the Company’s Efficiency Plan. This initiative led to a reduction of ~3,200 people (-24.5% YoY) in our workforce, which totaled 9,863 people by the end of 2016. More than half of this figure (~1,800) can be attributed to the two outsourced call centers in Curitiba (PR) and Recife (PE) in 3Q16.

In 4Q16, Personnel Expenses fell 15.2% YoY as the Company more clearly benefits from the program launched in 1Q16 with a lower base of employees. Normalizing effects such as severance and other benefits paid in 2016 lay-offs (R$33 mln in 1Q16 and R$23 mln in 3Q16), puts Annual Normalized Personnel Expenses performance at -9.1% YoY.

Selling & Marketing expenses increased by 3.0% YoY in 4Q16, a modest and consistent trend notwithstanding one-off clean up in customer base in 4Q15, which was offset by the impacts of rebates re-allocation in COGS, as explained below. Selling & Marketing expenses decreased 3.9% YoY in 2016, helped by strong efforts from the Efficiency Plan in advertising and commissioning.

In 4Q16, Network & Interconnection costs fell 6.9% YoY, as a result of efficiency gains on network costs which fully offsets off-net traffic and network components growth impacts. 4Q16 was also benefited by leased lines regulated price reductions (Anatel resolution 639) which was entirely booked in the quarter.

In the year, Network & Interconnection costs fell 1.3% YoY, with interconnection weighting more on the trend. More details about this line’s performance follow below:

•

Despite the ongoing efficiency in leased lines expenses, network related costs were up 1.3% YoY in 2016 mainly due to network sharing costs that accelerated together with the same line in revenues. Network costs are composed by the green areas in the chart below.

•

Interconnection (ITX) costs on the other hand fell 4.7% YoY, as a result of continuous SMS business deterioration and a reduction in costs with other types of ITX (i.e. TU-RL). Such effects more than compensated the increase in off-net traffic (VU-M related) – as a consequence of the new offers portfolio – and higher costs related to content (Value Added Services) providers, which follows the expansion of data services. Interconnection costs are composed by blue areas in the chart below.

In the quarter, General and Administrative (G&A) expenses posted a sound decrease of 35.6% YoY, driven by a reduction in consultancy services – a key area of efforts within the Company’s Efficiency Plan. In 2016, Normalized G&A (excluding R$ 8mln of HQ relocation temporary expenses in 1Q16) fell 12.9% YoY with significant savings in all major sub items composing this line.

In 2016, COGS were down 47.4% when compared to 2015, still heavily impacted by the change in handsets business strategy and a tougher macro environment. In the quarter, COGS was up 44.8% YoY, which can be explained by a much lower comparison base in 4Q15, affected by a change in handsets rebates allocation (from commercial costs to COGS) with no impact on the full year analysis.

Bad Debt expenses reduced its expansion pace from previous quarters and were up 3.2% YoY in 4Q16. In 2016, however, a tougher macro environment and a higher focus on postpaid customers drove Bad Debt expenses up 15.7% YoY. Nevertheless, TIM is still being able to sustain a healthy level of Bad Debt as a percentage of Gross Revenues which stood at 1.2% in 2016 (vs. 0.9% in 2015).

In 2016, Normalized Other Operational Expenses were down 32.1% YoY (excluding the effects of the towers sale of R$44 mln, being R$37 mln in 2Q16 and R$7 mln in 4Q16) summing R$293 mln. For the quarter, Normalized Other Expenses totaled R$43 mln.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + total advertising expenses) came at R$29.0 per gross addition in 2016, a reduction of 4.8% YoY, as a result of efficiency initiatives in commissioning and advertising expenses, despite an increase in postpaid gross additions when compared to last year (+11.3% YoY). In the quarter, SAC came at R$27.4 per gross addition.

Consequently, the SAC/ARPU ratio (indicating the payback per customer) stood at 1.6 months in 2016, slightly lower than when compared to 2015 (1.8x).

FROM EBITDA TO NET PROFIT

EBITDA

Normalized EBITDA (excluding towers sale impact in 4Q16 and 4Q15) accelerated the positive trend started last quarter and grew 5.8% YoY in 4Q16. Actions in commissioning, network and third party services secured a robust performance. On a quarterly comparison, EBITDA had an outstanding growth of 19.8%, also helped by a positive seasonality.

As for the FY16, Normalized EBITDA reached R$5,230 million, a decrease of 3.2% versus FY15, also an important improvement considering the significant negative performance in the beginning of the year.

2016 EBITDA performance is explained by (i) a gradual but consistent improvement in net service revenues trends with solid innovative mobile services pace, (ii) better handset margins (Product Revenues – COGS), (iii) continuous focus on efficiency initiatives in all areas of the company (rightsizing, third party services, network, commissioning and advertising, etc). Nonetheless TIM still suffers effects from traditional mobile revenues decline and lower incoming revenues.

All the above together with a more pronounced participation of data revenues are driving Normalized EBITDA margin up yearly, reaching its highest level at 38.6% in 4Q16 and  33.5% in FY16, solid increases of 276bps vs. 4Q15 and 197bps compared to FY15.

MTR incidence on Normalized EBITDA fell once more, reaching its lowest level at ~2% in 4Q16. If we exclude the MTR cut effects, normalized EBITDA would have increased 6.9% YoY in 4Q16 instead of 5.8%. As for the FY16, EBITDA would have fallen 0.7% YoY instead of 3.2%.

D&A / EBIT

Depreciation and Amortization increased 12.8% YoY in 4Q16 and 12.6% in FY16. Both performances were explained by higher network equipment depreciation and higher software amortization. These figures follow our Capex deployment intensification in past years. As a consequence, Normalized EBIT declined 4.2% in 4Q16 to R$581 million, growing 62.1% versus 3Q16. In FY16 normalized EBIT reached R$1,445 compared to R$2,040 million in 2015.

NET FINANCIAL RESULT

In 4Q16, Net Financial Result came negative in R$101 million versus a positive contribution in 4Q15 of R$23 million. The latter was explained mainly due to a positive impact of mark-to-market spot in dec/15, while 4Q16 number is a consequence of a decrease in financial income explained by lower cash position and CDI rate.

As for the FY16, Net Financial Result had a negative performance of R$411 million, higher than -R$250 million in FY15 mainly due to an increase in financial expenses that were impacted by lease back after towers sale and a decrease in financial income due to the weak performance of FX fund (meant to follow USD variation and cover Opex and Capex USD exposure), partially offset by a market-to-market positive effect.

INCOME AND SOCIAL CONTRIBUTION TAXES

In 4Q16, Normalized Income and Social Contribution had an important decrease to R$120 million compared to R$182 million in 4Q15. Considering FY16 this line summed R$283 million, also a strong improvement versus R$543 million in FY15. Both performances were mainly due to an effective reduction in the tax base caused by the increase of the regional tax incentives (SUDAM/SUDENE). 2016 Normalized Effective Tax rate closed at 27.4%

NET INCOME

In 4Q16, Normalized Net Income came at R$359 million, a reduction compared to R$447 million in 4Q15. In FY16, Normalized Net Income summed R$750 million (versus R$1,247 million in FY15). Normalized EPS (Earnings per Share) reached R$0.15 in 4Q16 (vs. 0.18 in 4Q15) and R$0.31 in FY16 (vs. R$0.51 in FY15).

CAPEX

In 4Q16, Capex amounted to R$1,695 million, a relevant acceleration versus previous quarters and compared to the same period of last year (R$1,488 million). As for the full year of 2016, Capex summed R$4,502 million, a decrease of 5.5% when compared to 2015 that is explained by negotiations with vendors and projects optimization.

Capex cycle peaked in 2015 and start descending from this level with strong results being confirmed: (i) 4G coverage leadership (more than 1,200 cities covered by the end of 2016), using spectrum refarming and carrier aggregation; (ii) 3G coverage evolution and (iii) fiber network expansion.

More details of the investments expected to 2017-2019 will be provide in the presentation of the new Industrial Plan on February 6th.

DEBT AND CASH

Gross Debt reached R$8,329 million by the end of December/2016, including (i) leasing recognition in a total value of R$1,597 million (concerning towers leaseback, LT Amazonas project, and other financial leasing); and (ii) hedge position in an amount of R$135 million (reducing gross debt). Gross debt in the end of December had a moderate decrease compared to R$8,432 million in the same period of last year.

Company's debt is concentrated in long-term contracts (86% of the total), composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank), as well as borrowings from other top international financial institutions.

Approximately 19% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 4Q16, average debt cost without leasing was 12.43% vs. 12.23% in 4Q15. Average debt cost in FY16 also without leasing was 12.50% vs. 11.69% in FY15.

Cash position totaled R$5,608 million by the end of December/2016, a decrease vs. R$6,700 million in December/2015. Average cash yield without FX fund reached 13.73% in 4Q16 compared to 14.33% in 4Q15. Concerning FY16, average cash yield without FX fund was 14.22% (vs. 14.33% in FY15).

Main movements that affected cash and securities in the last 12 months are demonstrated as follow:

The Company has an investment fund in foreign exchange of R$480.0 million, basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on payments made to suppliers.

Net Debt/EBITDA ratio reached 0.52x by the end of 2016 compared to 0.32x in 2015 and 0.68x in 3Q16. Due to the payments illustrated in the graph above, net debt increased to R$2,721 million by the end of December/16 compared to R$1,733 million in the same period of last year.

FREE CASH FLOW

In 4Q16, Normalized Operating Free Cash Flow came at R$852 million, a relevant increase compared to R$708 million in 4Q15. Considering FY16, Normalized Operating Free Cash Flow summed R$68 million, an important recovery versus -R$742 million in FY15. Both results are mainly explained by a positive impact from working capital increase due to a reduction in accounts payable to suppliers following a resize of the handset business started in 2015.

TOWERS SALE IMPACTS

In 2016, TIM concluded two additional closings under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC), that comprised overall sale of 6,481 towers for ~R$3 billion cash.

•

First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received ~R$1.9 billion.

•

Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received ~R$517 million.

•

Third closing: On December 16, 2015 TIM transferred 182 towers to ATC and received ~R$84 million.

•

Fourth closing: On June 9, 2016 TIM transferred 270 towers to ATC and received ~R$109 million.

•

Fifth closing: On December 20, 2016 TIM transferred 66 towers to ATC and received ~R$27 million.

Totaling 5,819 towers for a purchase price of R$2,637 million.

The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20 years period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback registered as financial leasing.

Please find below the Financial Statements impacts conciliation and the related notes for further details concerning all closings so far:

 QUALITY AND NETWORK

QUALITY Developments

Assuming national coverage and quality had improved quite substantially over the last few years, in 2016 Anatel has shifted its focus from a broader state-oriented perspective to a more granular one, concentrating its efforts on smaller geographic areas and specially those where service is still considered poor.

In accordance to Anatel’s directions to monitor and evaluate quality on more specific geographic areas, we will disclosure our quality indicators based on the number of cities – rather than states – within the Agency’s targets. Such indicators are expected to be more assertive and better reflect customer’s experience.

In the last 12 months – considering official data disclosed by Anatel until August/16 and internal estimates from September/16 to October/16 – TIM posted solid improvements in the Agency’s voice quality metrics. At the same time, it’s also important to highlight that TIM has been able to sustain its positive results in data indicators (3G/4G) despite the fast expansion of our coverage in 2016, especially in 4G where we have achieved leadership in terms of cities covered.

Instant Speed & Average Speed: Regarding Anatel’s metrics for instant speed (SMP10) and average speed (SMP11), we highlight that both indicators remain stable and above the Agency’s target, guaranteeing a positive customer experience when using data. In a scenario of strong data traffic increase (+56% YoY in 2016), such results also indicate strong resilience of our network.

NETWORK EVOLUTION

Efficiency and quality were the main pillars of the Network strategy in 2016. TIM was able to improve all the quality metrics and provide better customer experience, in both 4G and 3G technologies, with less Capex allocation maintaining its leadership in cities covered with 4G. Quality combined with coverage is fundamental to attract and maintain value customer base as the company evolves mainly in postpaid segment.

Coverage, capacity and quality continue to be the network main focus, with approximately 85% of total capex dedicated to infrastructure in 2016, to support total traffic that grew more than 56% during the year. Sites densification, hetnet coverage expansion, backhaul development and carrier aggregation were the main network projects to support this growth with high quality.

TIM hetnet project accelerated in the fourth quarter, with 200 new hotspots totaling 3.8 thousand in the entire country. When compared to 2015, number of sites increased by 33% or almost 1 thousand new hetnet sites and hotspots in 2016.

Aiming to provide high quality experience in mobile broadband the company focused on the MBB project in 2016 prioritizing investment allocation in the most critical areas with high consumer densification. The project has allowed the company to optimize data traffic, expanding and enhancing the services, with less Capex. In 2016 the MBB project had 20 clusters, totaling 268 cities planned to be covered in 2016-2017. The cluster concept expands the targeted zones to metropolitan areas of cities that were already included in the MBB project in 2015 prioritizing state capitals and their metropolitan areas, conurbation cities, major coastal cities and main primary access roads. The project has been evolving according to its chronogram and the main clusters are already implemented.

During 2016 TIM kept its leadership in cities covered with 4G technology, reaching a solid result of 1,255 cities or 74% of urban population in the country, more than tripling the number of cities covered when compared to 2015. TIM used spectrum refarming to achieve this sound 4G implementation results. The project uses the 1,800MHz band and reorganizes the frequency usage according to the spectrum availability together with coverage optimization, all in all, less Capex with better results.

As for the 3G, TIM expanded its coverage in almost 1 thousand new cities in 2016, a sound growth of approximately 55% to reach 2,833 cities or 89% of urban population. GSM coverage stood at almost 95% of urban population.

 OPERATIONAL AND MARKETING PERFORMANCE

MOBILE MARKET

Following the trend started in 2015, 4Q16 were marked by an acceleration compared to previous quarters of 2016 in clean-up actions from operators due to multiple SIM card consolidation process.

TIM’s PERFORMANCE

TIM’s subscriber base reached 63.4 million lines by the end of 4Q16, reversing the negative results from prior periods and posting positive net additions of 171 thousand lines in the quarter. This performance resulted from a consistent growth in the postpaid segment that more than compensated disconnections in prepaid lines. In a yearly comparison, net additions were significantly up from negative 6.3 million in 4Q15.

Total gross additions were up both in postpaid and prepaid in 4Q16, increasing 8.7% YoY and summing 9.0 million lines in the quarter, while disconnections decreased to 8.8 million lines in the same period, from 14.6 million in 4Q15. Consequently, churn rate came at 13.9% in 4Q16, down from 20.3% in 4Q15.

Considering 12 months of 2016, TIM posted negative net additions of 2.8 million lines (vs. -9.5 in 2015) mainly due to strong disconnections in the prepaid segment during 2Q16. Total gross additions decreased to 31.5 million in the year versus 34.2 million in 2015 while disconnections decreased to 34.3 million lines (compared to 43.7 million in 2015). Consequently, churn rate came down to 52.4% in 2016, from 59.1% in 2015.

Postpaid customer base reached 14.9 million users by the end of 4Q16, up by 9.6% YoY. Net additions accelerated growth in the quarter, summing 640 thousand lines compared to 483 thousand in 3Q16 and reversing the negative performance of -236 thousand net additions in 4Q15.

In 2016, postpaid net additions summed 1.3 million lines, an increase of 21% compared to 1.1million added in 2015. These results confirm that the Company is putting in place the right strategy to regain its fair share in the segment and also reaffirm the good results achieved in Controle plans.

The recovery path in the postpaid segment is also being supported by stronger Mobile Number Portability (MNP) figures.

In 4Q16, TIM kept its positive results in postpaid MNP that also accelerated in December/2016 compared to previous months. Since the introduction of the new portfolio in November 2015, the Company has been posting positive MNP figures in postpaid segment, reverting years of negative performance.

In the prepaid segment, TIM reduced the disconnection pace in 4Q16, but still followed a strict policy to maintain its base clean. By the end of 2016, prepaid base reached 48.5 million lines, down 7.8% YoY, disconnecting 469 thousand lines in 4Q16 (versus -6.1 million in 4Q15) and 4.1 million in FY2016 (versus 10.6 million in FY2015).

Detailing the customer base by technology:

•

Total 3G lines reached 29.5 million users, down 21.4% YoY following customers’ migration to 4G devices.

•

4G base reached 16.9 million users in 4Q16, a relevant increase of 23.5% over 3Q16 and up by 137% when compared to 4Q15. In absolute terms, the quarterly growth represents 3.2 million new 4G lines following Company’s ongoing efforts to move users to the LTE technology, in which TIM has been concentrating investments in coverage and quality.

Overall smartphone penetration reached >72% of the customer base in November/2016, an important increase of 464bps when compared to 4Q15, as a result of the Company’s strategy of equipping its customers in order to stimulate data services penetration, especially on 4G. Unique data users reached 32.9 million lines in November/16. This is another good result of the constant evolution in Company’s offer portfolio following the ‘more for more’ approach. As a percentage of the total base, unique data users reached 52% in November/16.

FIXED BROADBAND MARKET

2016 was a remarkable year for TIM Live with solid evolution in all business fronts: revenues, clients, market share and coverage. The company closed the fourth quarter with more than 305 thousand clients (+32% YoY) adding more than 74 thousand new clients in the base in 2016. The strong performance was driven by the quality leadership, recognized by numerous prizes and rankings.

TIM Live ended 2016 with sound and constant financial results through all quarters supporting Fixed Services revenues growth in 2016, due to its high value customer base with resilient ARPU.

 TIM Live expanded its coverage reaching more than 2.1 million addressable households in 2016 closing the year with approximately 3 thousand MSAN’s installed.

 ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Corporate Social Responsibility - Energy Consumption

In line with its Environmental and Climate Change Management Policies guidelines, TIM considers the efficiency of energy consumption as one of its challenges that evolves according to the table below.

Consumption	2016	2015	% YoY
Electricity, in MWh	660,249*	562,952	17%
Fuels, in liters (gasoline and diesel)	1,260,682*	1,588,275	-21%

                  (*) Data subject to change - after external verification closing

Energy efficiency is carried out through some actions such as Swap Project (replacing access equipment with more modern and efficient models), the RAN Sharing agreement (sharing model of network infrastructure with other telecom operators) and Freecooling (container ventilation system through the cooler installation in sites, which reduces the use of energy and refrigerants gases by air conditioning equipment). In environmental terms, the RAN Sharing agreement reduces electricity consumption and also has a positive urban impact as it implies in reducing the number of new Radio Base Stations (RBS), minimizing the inconvenience to population. (Indicators EN5 and EN6, GRI1 G4)1.

Aware of the potential of Brazilian renewable energy sources, we are testing the implementation of photovoltaic panels on sites of Northeast and Southeast regions of Brazil. The investments and efficiency actions underway will leverage the Company’s competitiveness, in addition to mitigating environmental impacts.

The currently increasing research for space for the installation of antennas and telecommunications equipment associated with rapid population growth provided a competition scenario that unleashed antennas agglomerations on top of buildings, facades and metal structures. In this context, the Biosite emerged, a structure with a significant reduction in visual impact that helps harmonize with the environment and urban infrastructure. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras. At the end of the year, the project reached a total of 307 activated Biosites, an increase of 284% compared to the end of 2015.

In November 2016, TIM was confirmed for the ninth consecutive year in the portfolio of the BM&FBOVESPA's Corporate Sustainability Index (ISE, in portuguese), representing the telecommunication company that remains the longest in the list. The portfolio will be valid from 2nd January 2017 to 5th January 2018. The Company demonstrates, once again, its strong commitment to corporate governance and sustainability.

Governance

Seeking to improve transparency and increase disclosure of governance themes, TIM presents activities carried by its Board of Directors and Committees. Find below the highlights for 4Q16:

Board of Directors Activities

o

Members: 10 members (3 independents);

o

Meetings: 5 meetings with average attendance of 86%;

o

Most relevant activities:

▪

Acknowledge that Mr. Adrian Calaza has taken office as the new CFO;

▪

Analysis of the Third Quarter Financial Report (“ITR”) of 2016;

▪

Acknowledge about the 2017 -2019 Industrial Plan and decide on the Company’s budget for the year 2017;

▪

Acknowledge about the update of the project to divest the assets (towers) of the Company’s subsidiaries;

▪

Analysis of the Organizational Model for the purposes of the Anti-Corruption Law (Law nº 12,846/13);

▪

Resolution on the proposal for the third granting of the Long-Term Incentive Plan, approved at the Company’s Extraordinary General Meeting held in 2014;

▪

Resolution on the Execution of an Agreement between Related Parties.

Fiscal Council Activities

o

Members: 3 members (3 independents);

o

Meetings: 1 meeting; average attendance of 100%;

o

Most relevant activities:

▪

Analysis of the Independent Audit, BDO RCS Auditores Independentes S.S., Report for the Third Quarter Financial Report (“ITR”) of 2016;

▪

Analysis of the Third Quarter Financial Report (“ITR”) of 2016;

▪

Discussion on Labor, Civil, Tax and Regulatory contingencies.

Statutory Audit Committee Activities

o

Members: 3 members (3 independents);

o

Meetings: 5 meetings; average attendance of 100%;

o

Most relevant activities:

▪

Supervision and Evaluation of Internal Audit;

▪

Analysis of the Annual Internal Audit Plan for 2017;

▪

Analysis of Enterprise Risk Management Plan (ERM) and Company’s Risk Appetite;

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Analysis and evaluation of the complaints received by the Company's Reporting Channel;

▪

Monitoring the TIM’s Anti-Corruption Program;

▪

Analysis of the Company’s Monthly Financial Reports;

▪

Opinion on an Agreement between Related Parties.

Compensation Board Activities

o

Members: 3 members;

o

Meetings: 1 meeting; average attendance 100%;

o

Most relevant activities:

▪

Acknowledge of the results of the grant 2012, 1st year after vesting;

▪

Acknowledge of the second Vesting of the Long Term Incentive Plan 2014 grant and the first Vesting of the Long Term Incentive Plan 2015 grant;

▪

Analysis of the proposal of the Third grant of the Long Term Incentive Plan approved at the Company’s Extraordinary General Meeting herby in 2014.

Control and Risk Board Activities

o

Members: 5 members (2 independent);

o

Meetings: 3 meetings; average attendance of 80%;

o

Most relevant activities:

▪

Supervision and evaluation of Internal Audit Committee;

▪

Analysis of the Annual Internal Audit Plan for 2017;

▪

Evaluate the Enterprise Risk Management Plan and the Company’s Risk Appetite;

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Monitor the TIM’s Anti-Corruption Program;

▪

Update on the Actions Plans, arising from the 2016 audits, dedicated to logical security.

 STOCK PERFORMANCE

TIMP3 ended 4Q16 at R$7.83, up by 14.1% in 2016 mostly due to the more bullish view in macroeconomic scenario and the improvement on its results, while the Bovespa Index (Ibovespa) appreciated 38.9% over the same period. The Company's ADRs closed 4Q16 at US$11.80, an increase of 37.4% in 2016.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the fourth quarter of 2015 (4Q15), twelve months of 2015 and third quarter of 2016 (3Q16), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephones: (+55 21) 4109-3360 / 4112-6088 / 4112-5517

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

For more information about TIM please click on this link.

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1:

 Balance Sheet

Attachment 2: Income Statements

Attachment 3:

 Cash Flow Statements

Attachment 4:

 Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

DESCRIPTION	4Q16	3Q16	% QoQ	4Q15	% YoY
R$ million					
ASSETS	**34,656**	**32,837**	**5.5%**	**35,556**	**-2.5%**
CURRENT ASSETS	**10,107**	**9,207**	**9.8%**	**12,040**	**-16.1%**
Cash and cash equivalents	5,128	3,734	37.3%	6,100	-15.9%
Short-term investments	480	493	-2.6%	599	-19.9%
Accounts receivable	2,919	2,852	2.3%	2,858	2.1%
Inventories	144	174	-17.3%	142	1.6%
Indirect recoverable Taxes	634	798	-20.5%	925	-31.4%
Direct recoverable Taxes	335	345	-2.9%	330	1.5%
Prepaid expenses	130	360	-63.8%	210	-37.9%
Derivative contracts	82	84	-1.3%	609	-86.5%
Leasing	3	2	15.1%	2	43.1%
Other assets	252	365	-31.1%	265	-5.1%
NONCURRENT	**24,548**	**23,631**	**3.9%**	**23,516**	**4.4%**
Noncurrent assets	**2,831**	**2,717**	**4.2%**	**2,890**	**-2.0%**
Long-term investments	-	-	n.a.	-	n.a.
Accounts receivable	24	23	5.4%	25	-3.1%
Indirect recoverable Taxes	867	757	14.6%	818	6.0%
Direct recoverable Taxes	201	192	4.9%	171	17.8%
Deferred income and social contribution taxes	42	74	-43.8%	15	187.0%
Judicial deposits	1,294	1,243	4.1%	1,106	17.0%
Prepaid expenses	54	58	-7.0%	55	-1.6%
Derivative contracts	134	157	-14.4%	491	-72.6%
Leasing	202	201	0.5%	198	2.0%
Other assets	12	12	0.7%	12	2.7%
Permanent Assets	**21,717**	**20,914**	**3.8%**	**20,627**	**5.3%**
Property, plant and equipment	11,085	10,376	6.8%	10,667	3.9%
Intangibles	10,633	10,537	0.9%	9,959	6.8%
LIABILITIES	**34,656**	**32,837**	**5.5%**	**35,556**	**-2.5%**
CURRENT LIABILITIES	**7,282**	**6,249**	**16.5%**	**9,167**	**-20.6%**
Suppliers	3,461	2,848	21.5%	3,735	-7.3%
Loans and financing	1,145	964	18.8%	2,326	-50.8%
Derivative contracts	36	44	-17.1%	110	-67.0%
Leasing	97	85	14.1%	39	150.3%
Salaries and related charges	212	242	-12.4%	199	6.5%
Indirect taxes, charges and contributions	453	440	2.9%	502	-9.7%
Direct taxes, charges and contributions	364	284	28.0%	214	70.1%
Dividends payable	206	57	258.6%	525	-60.7%
Authorizations payable	486	488	-0.2%	468	4.0%
Deferred Revenues	812	789	2.9%	1,043	-22.1%
Other liabilities	8	7	15.3%	7	15.2%
NON CURRENT LIABILITIES	**10,187**	**9,621**	**5.9%**	**9,812**	**3.8%**
Loans and financing	5,575	5,156	8.1%	5,600	-0.5%
Derivative contracts	45	52	-12.5%	-	n.a.
Leasing	1,706	1,682	1.4%	1,580	8.0%
Authorizations to pay	900	825	9.1%	690	30.4%
Indirect taxes, charges and contributions	0	0	2.1%	0	9.2%
Direct taxes, charges and contributions	259	255	1.6%	243	6.5%
Deferred income and social contribution taxes	108	112	-3.1%	121	-10.2%
Provision for contingencies	478	414	15.7%	416	15.1%
Pension plan	2	1	24.4%	1	24.4%
Asset retirement obligations	22	23	-6.3%	32	-31.3%
Deferred Revenues	1,061	1,070	-0.9%	1,099	-3.4%
Other liabilities	31	31	0.0%	31	-0.1%
SHAREHOLDERS' EQUITY	**17,188**	**16,968**	**1.3%**	**16,577**	**3.7%**
Capital	9,866	9,866	0.0%	9,866	0.0%
Capital reserves	1,564	1,444	8.3%	1,442	8.5%
Income reserves	5,760	5,274	9.2%	5,642	2.1%
Accumulated losses	-	-	n.a.	(370)	n.a.
Treasury Stocks	(3)	(3)	0.0%	(3)	0.0%
Net Income for the period	-	386	n.a.	-	n.a.

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

Attachment 3

TIM PARTICIPAÇÕES S.A.

Operating Free Cash Flow

Attachment 4

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 GRI-G4 Global Reporting Initiative, an international reporting standard on performance indicators, used by TIM on its Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 2, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.